
07007342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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SEC FILE NUMBER
8- 03337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Albert Fried & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus 212-422-7299
(Area Code- Telephone Number)


PROCESSING
RECEIVED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Thomas Alburtus swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albert Fried & Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MERIKE GRUNBAUM
ATTORNEY-AT-LAW
Notary Public, State of New York
No. 02GR6053113
Qualified in New York County
Commission Expires 1/2/11

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (a limited liability company) (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 30, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 740,914
Cash Segregated for the Exclusive Benefit of Customers in Compliance with Federal Regulations	14,162,440
Cash Segregated for the Exclusive Benefit of Proprietary Accounts of Introducing Brokers	888,787
Deposits with Clearing Organizations	5,710,000
Receivable from Brokers - securities borrowed	11,058,600
Receivable from Brokers	2,080,986
Receivable from Customers	1,523,935
Securities Owned - at market value	118,537,911
Interest and Dividends Receivable	585,290
Other Assets	595,495
Total Assets	$155,884,358
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value	$ 4,179,797
Payable to brokers, dealers and clearing organizations	2,758,725
Payable to brokers - securities loaned	1,634,000
Payable to customers	9,848,949
Payable to noncustomers	7,000,922
Accrued expenses and other liabilities	2,445,495
Total Liabilities	27,867,888
Members' Equity	128,016,470
Total Liabilities and Members' Equity	$155,884,358

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Albert Fried & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers, Inc. (the "NASD"), and the American Stock Exchange, LLC (the "ASE"). The Company provides clearing and execution of security transactions for customers and makes inter-dealer markets in certain corporate securities over the counter. In addition, the Company is engaged in the proprietary trading of securities for its own account.

2. SIGNIFICANT ACCOUNTING POLICIES:

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records principal transactions in securities and related revenue and expenses on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity. Dividends are accrued on the ex-dividend date.

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary. Interest is paid at prevailing market rates. These financial instruments are short-term in nature. Accordingly, the estimated fair value of these financial instruments is not materially different from their carrying amounts.

3. INCOME TAXES:

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual income tax returns. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise from unrealized gain on securities owned and securities sold, not yet purchased. At December 31, 2006, the Company had a deferred tax liability which amounted to $204,000, which is included in accrued expenses and other liabilities on the statement of financial condition.

4. RECEIVABLE FROM/PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivable. Such collateral is not reflected on the statement of financial condition.

5. RELATED PARTY TRANSACTION:

During the year, a related party transferred a loan receivable with a face value of $3,248,103 to the Company. The loan has been fully reserved at December 31, 2006 due to the uncertainty of repayment.

The payable to noncustomers of $7,000,922 included on the statement of financial condition are accounts held with Members of the Company.

6. NYSE MERGER:

During 2006, the New York Stock Exchange (the "NYSE") completed its merger with Archipelago. Pursuant to the merger agreement (the "Agreement"), nominee owners of "ABC" Exchange seat membership's were permitted to distribute their rights under such agreements to eligible distributees, defined by the NYSE as any person who owns more than 5% or more of the common voting and equity interest of a counterparty to such agreements, provided a form of election was completed by the nominee owners. The Nominee owners elected to distribute the rights under such agreements to the Members of the Company, which was a counterparty to such agreements.

As a result, ABC Exchange seat memberships reflected at cost, amounting to $51,285,375, have been reflected as distributions to members during the period.

7. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company is obligated under noncancelable operating leases for office spaces expiring on various dates through March 30, 2010. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,	
2007	$266,217
2008	188,068
2009	174,473
2010	38,557
	$667,315

The Company and several other parties have been named as defendants in an action brought by the Chapter 11 Trustee of Geneva Steel Holdings Corporation ("Geneva"). The Company has been a secured creditor of Geneva, and had received a fee in connection with the making of the loan. In addition, an option (the "Option") was granted to purchase certain real property. By reasons of subsequent defaults of Geneva, the Option exercise price was reduced and, later, the Company exercised the Option and purchased the property.

In the proceeding, the Trustee seeks, among other things, to (i) invalidate or subordinate the Company's bankruptcy claim relating to the loan, (ii) avoid the reductions in the Option price, (iii) avoid the Company's purchase of the property under the Option and (iv) recover the price reductions and the property.

The likely outcome of the action cannot be determined at this time. However, in the opinion of management, the above action will not have a material effect on the financial position of the Company.

8. NET CAPITAL AND RESERVE REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at December 31, 2006, the Company had net capital of $102,102,481 which exceeded its requirement of $1,500,000 by $100,602,481.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loan such securities in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company clears certain of its proprietary transactions through other broker-dealers. The amount receivable from brokers includes balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers and proprietary accounts of introducing brokers are maintained in one bank.

10. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as futures contracts, equity and index options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in Members' equity as gain or loss as it occurs. Futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Albert Fried & Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Albert Fried & Company, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, the SEC, the New York Stock Exchange Regulation, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 30, 2007

END